Filed by LeddarTech Holdings Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: LeddarTech Holdings Inc.

Media Messaging & Q&A

WHAT

●	LeddarTech, an automotive software company that provides patented disruptive low-level sensor fusion and perception software technology for ADAS and AD, has taken the first step towards becoming a publicly traded company by announcing an expected merger with Prospector Capital Corp., a special purpose acquisition company (SPAC).

●	We believe this transaction’s capital will fuel our projected growth and help us achieve our mission of providing superior solutions to our customers. LeddarTech will become one of the rare pure-play software public investment opportunities in auto. More specifically though, we offer a very crucial piece of the software stack for Advanced Driver Assistance Systems and Autonomous Driving systems which provides vehicles with better environment understanding models, which is at the base of making a vehicle intelligent.

●	LeddarTech’s software-only solution seeks to solve the limitation in currently used systems that are unable to scale up efficiently to the level of awareness required for new regulations and consumers’ expectations. LeddarTech’s approach also helps reduce OEM’s system and development costs. These are critical, unsolved problems that OEMs face today.

●	LeddarTech’s answer to these challenges is our innovative environmental sensing software solution, based on what is called “low-level” sensor fusion and perception. The software platform is sensor and processor hardware agnostic, scalable and outperforms current object-fusion based architectures. This fundmentally different software architecture recreates more efficiently the perceived environment from multitude of sensors around the vehicle empowering OEM’s to use less sensors and/or more cost effective sensors.

●	In basic entry-level trims, LeddarTech delivers twice the performance at nearly 30-40% lower cost of current “object fusion” alternatives adopted today while delivering significantly more performance and cost savings in medium and premium trims.

●	We have been developing and perfecting our software solution for more than 7 years and have developed a strong and defendable IP and technology moat, that is recognized by industry leaders.

WHY

●	Proven Model, Success & Momentum: LeddarTech has a large, and fast-growing total addressable market that is expected to grow to $42 billion by 2030, and our technology offers a very crucial piece of the software stack for Advanced Driver Assistance Systems and Autonomous Driving Systems. The market is driven by the near-term need to unify data from the proliferation of sensors as ADAS safety systems evolve to become mandatory for increased safety for all vehicle classes. LeddarTech’s disruptive fusion and perception software is sensor and processor hardware agnostic and solves many of these fundamental industry challenges and has the interest of various OEMs and Tier 1-2 go-to-market partners. The company’s unique, proprietary low-level fusion and perception software enables higher performance and, lower-cost ADAS system implimentation. LeddarTech is an early mover in the nascent automitive software market, and its business model is flexible and easily scalable, while offering the potential for high-margins.

●	Timing: Now is the right time for LeddarTech to capitalize on it s first mover market advantage. Despite the financial market environment, the conditions and opportunities within our industry are ripe for capitalization and we need to ensure LeddarTech is in the position to lead.

●	Method: We of course explored other options, including an IPO or private funding, but going public via a SPAC gives us an effective route to capital and enables our team to work more closely with Prospector going forward – which was important. The Prospector team came from Qualcomm and has experience in growing and managing technology companies in the public markets, which aligns closely with the opportunity ahead for LeddarTech.

Q&A

1.	What was announced today?

a.	LeddarTech is combining with Prospector Capital Corp., commencing a process that will result in LeddarTech becoming a public company, listed on Nasdaq.

b.	With the proceeds received from the transaction and subsequent public listing, LeddarTech will be able to further strengthen its business and position as an innovative automotive software-only company that provides innovative low-level sensor fusion and perception software technology for ADAS an AD applications while supporting more customers globally.

2.	Why did LeddarTech decide to go this route?

a.	There is no question the financial market is facing pressure from many directions, but we have to look further ahead if we want to scale LeddarTech in order to take advantage of our early customer traction and market momentum.

b.	The automotive industry is also at a rare and critical inflection point – with increased focus on Active Safety Mandates and a strong need for a new approach such as low level fusion that enables safer vehicles while keeping costs in check for OEMs.

c.	Partnering with Prospector and going public now will enable LeddarTech to invest in our exceptional team, and take the company to the next level by securing customer wins and driving growth in our business.

d.	Market conditions were of course considered, but we feel this is the right time for us to take this next step and enter the public markets to capitalize on the massive market opportunity in front of us.

3.	What is LeddarTech? What do you do?

a.	Our mission is to improve safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall efficiency of road transport.

b.	LeddarTech offers a very crucial piece of the software stack for Advanced Driver Assistance Systems and Autonomous Driving systems which provides vehicles with better environmental understanding models, which is at the base of making a vehicle intelligent.

c.	LeddarTech’s software-only solution seeks to solve the limitation in currently used systems that are unable to scale up efficiently to the level of awareness required for new regulations and consumers’ expectations. LeddarTech’s approach also helps reduce OEM’s development and system costs while reducing maintenance overhead. These are critical, unsolved problems that OEMs face today.

d.	LeddarTech’s answer to these challenges is our innovative environmental sensing software solution, based on what is called “low-level” sensor fusion and perception. The software platform is sensor and processor hardware agnostic, scalable and outperforms current object-fusion based architectures. This fundamentally different software architecture recreates the perceived environment around the vehicle empowering OEM’s to use less sensors and/or more cost effective sensors.

e.	In basic entry-level trims, LeddarTech delivers twice the performance at nearly 30-40% lower cost of current “object fusion” alternatives adopted today while delivering significantly more performance and cost savings in medium and premium trims.

4.	Can you describe your business model?

a.	As a software company, LeddarTech’s business model is unique and delivers attractive margins. The company provides a mix of:

i.	Software Solutions – developed and licensed for passenger, commercial and off-road vehicles.

ii.	Perception products developed using LeddarVision to accelerate adoption of applications for highway, city, surround and parking ADAS.

iii.	Data Insights – that are incredibly valuable to OEMs, Tier 1 and 2 suppliers and many other key stakeholders in the automotive industry.

iv.	Services – including adaptation and integration engineering resources and ongoing software maintenance to help customers maximize the value they see through the technology.

5.	Why should investors believe in LeddarTech? We believe LeddarTech represents a compelling investment opportunity for many reasons. Specifically, the company has:

a.	A large, and fast-growing total market that is expected to be $42 billion by 2030 with proprietary value-added solutions and a flexible business model leveraging the benefits of low-level fusion. The market is driven by the near-term need to unify data from the proliferation of sensors as ADAS systems evolve and increase performance requirements.

b.	A disruptive sensor fusion and perception software solution that differentiates itself in the market through the use of low-level fusion instead of legacy object level fusion, which solves many fundamental industry challenges and has the support of various OEMs and Tier 1 & 2 go-to-market partners. The tech provides high-performance, cost competitive, scalable, flexible and sensor and processor hardware agnostic solutions that support ADAS and AD applications.

c.	One of the rare software only investment opportunities to participate in the growing automotive software coming with the proliferation of future software-defined vehicles.

d.	Early mover advantage, with a flexible business model that is easily scalable and offers opportunities for attractive margins supported by a foundational and increasing IP portfolio (150+ patents).

6.	For those who aren’t as familiar with your technology or services, can you talk about your market and why investors should be paying attention now?

a.	The automotive industry is at a critical inflection point. OEM’s and Tier 1 /2 suppliers are equipping vehicles with more sensors than ever before – with the promise of increased safety through ADAS applications leading to fully autonomous driving in the future.

b.	The automotive industry has embarked on a transition to “software defined vehicles” which has OEM’s thinking “software first” vs hardware for better integrated, cost efficient, flexible vehicle architectures that are easier to maintain with continuous software updates.

c.	These OEMs are looking to deliver on that promise with an emphasis on safety, reliability and increasing consumer demand for convenience features that work reliably all the time –while keeping costs in check.

d.	LeddarTech offers a scalable, cost-effective, sensor-agnostic software-only solution named LeddarVision™ that delivers highly accurate 3D environmental models and perception for vehicle manufacturers

e.	Based on LeddarTech’s comprehensive and demonstratedexpertise, LeddarVision software processes sensor data at a low-level, before filtering, to efficiently achieve a more reliable understanding of the vehicle’s environment required for navigation decision making and safer driving. LeddarVision resolves many limitations of ADAS architectures based on legacy object-level fusion by providing:

-	Scalability to AD/HAD

-	Flexible modularity to effectively handle a growing variety of use cases, features and sensor sets

-	Centralized, multi modality sensor-agnostic low-level fusion, which optimally fuses all types of sensors, such as radar, sonar, camera, GPS and Lidar for higher and more reliable performance

-	Low-level sensor fusion utilizes all the raw information output from each sensors without filtering at the sensor level for better and more reliable operation. As a result, this low-level sensor data fusion and perception solution provides superior performance, surpassing object-level fusion limitations in adverse scenarios like occluded objects, objects separation, camera/radar false alarms, blinding light (e.g., sun, tunnel) or distance/heading estimation

f.	The technology enables auto manufacturers and suppliers to solve critical sensing, fusion and perception challenges they are faced with to deploy higher performance systems

g.	LeddarVision significantly lowers cost, increases performance and shortens time-to-market for customers through unified software platform that reuses trained algorithms . It also:

i.	Allows the vehicle to better understand its environment, permitting better driving decisions.

ii.	Combines multiple sensor inputs into a single higher quality 3D model.

iii.	For entry-model trims, delivers 2x performance at nearly 30-40% lower cost of current “object fusion” alternatives adopted today.

iv.	Enables broad sensor and processor sourcing opportunity for OEMs

v.	Allows OEMs to change their sensor suite without major software recoding or AI retraining.

7.	Who are some of your customers?

a.	As you might imagine, we’re not at liberty to speak specifically about many of the brands we’re working with at this time – but I am authorized to share that Ficosa and Trimble are current LeddarTech partners. I’d be happy to provide you with a list of anonymous customer testimonials that can shed some light, at a high level, of the types of companies that are working with our technology today.

8.	Who are LeddarTech’s biggest competitors?

a.	Most competing solutions are vision-based perception where fusion is done at the object level (e.g. Mobileye, Qualcomm and Nvidia) and are highly dependent on proprietary sensor and processor hardware developed by these companies. There are a few software providers like AutoBrains, Phantom Ai, StradVision or Helm Ai but they are essentially vision-only systems. LeddarTech is the only company that is processor independent, sensor agnostic, and will be offering an embedded multi-sensor modality low-level fusion and perception solution integrated in low-cost automotive-grade ECUs.

9.	How do you differentiate from your competitors?

a.	The current ADAS solutions based on vision-centric object level fusion solutions have reached their limits.

i.	Limited performance as separate integrated perception engines to each sensor detect and classify the scene; this filtered output is then fused with other filtered data from other sensors . filtered information is lost and cannot be used in the fused environmental model to improve understanding() of the vehicle surroundings.

ii.	High cost and complexity for hardware, software and processing as well as costs associated with architecture (multiple software stacks to maintain, train, verify, validate and certify).

iii.	Hardware dependence of the software means any change in sensor position or characteristics requires significant perception software re-coding, training and testing to achieve required performance and safety.

iv.	Lack of scalability as architecture does not scale as features, sensors and sensor position vary across brands and models.

b.	LeddarTech’s approach, Low-level fusion, is the cornerstone of next generation ADAS software as OEMs will move away from object fusion. It’s superior because it delivers:

i.	High perception performance with nearly 2x range and greater reliability, as each sensor complements each other’s strength, also resulting in less degradation in difficult weather conditions and improved safety.

ii.	Lower Computing & Maintenance Costs from leaner architecture and savings on sensors and processors, nearly 50% on current entry-level systems.

iii.	Hardware agnostic solution provides go-to-market flexibility shorter development cycles for OEM’s. Demonstrated 6-week integration of new camera and 4D RADAR.

iv.	Improved scalability from ability to integrate with multiple sensors which results in a single software platform supporting multiple brands and models.

c.	LeddarTech also reduces costs by breaking the dependency on hardware and hardware suppliers. The tech:

i.	Disaggregates hardware from software enabling OEM sourcing flexibility.

ii.	Allows OEMs to change or upgrade sensors without major recoding and AI retraining of their fusion and perception software.

iii.	Facilitates “over-the-air” and “backwards compatible” upgrades to meet NCAP requirements.

iv.	Efficiently solves the fusion problem for OEMs as sensors proliferate in the vehicle.

v.	Low-level fusion technology enables customers to use fewer and lower priced sensors in their design while achieving higher performance

10.	How long have you been in negotiations with Prospector?

a.	Discussions regarding this transaction have been ongoing, and details will be in the proxy statement relating to the transaction, which will be filed shortly.

11.	Why did you choose to work with Prospector?

a.	Prospector shares our vision to improve safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall efficiency of road transport.

b.	Prospector’s management team has extensive entrepreneurial, operational, and capital markets expertise that will benefit LeddarTech beyond this transaction.

c.	We felt Prospector was a great cultural fit for us and the right strategic partner to enable us access to the public markets to fuel the future of our business. The Prospector team also came from Qualcomm, which aligns closely with the opportunity ahead for LeddarTech. Their experience will be invaluable as LeddarTech makes its way to the public markets.

12.	Why did Prospector identify LeddarTech as an opportunity?

a.	LeddarTech is addressing a large and fast-growing market, ADAS and AD is the largest market within automotive software and is expected to grow to $42 billion by 2030. We believe LeddarTech is uniquely positioned to address the industry challenges with its disruptive ADAS software products. We believe this transaction provides a very attractive investment opportunity with a $200 million pre-money equity valuation for LeddarTech. LeddarTech is one of the rare pure-play ADAS software suppliers with a high-margin per vehicle royalty model. Prospector also sees several synergies between LeddarTech’s approach to the market and what they’ve experienced before in the past – which will make their involvement in this deal even more valuable ahead.

13.	What were the terms of the acquisition?

a.	LeddarTech is entering into a business combination with Prospector Capital Corp (Prospector SPAC), commencing a process that will result in LeddarTech becoming a public company, with its shares expected to be listed on Nasdaq.

b.	In connection with entering into the agreement with Prospector SPAC, LeddarTech entered into agreements with various investors (PIPE investors) who will be investing approximately $43 million in convertible PIPE notes of LeddarTech. The transaction values LeddarTech at a pro-forma equity value of U.S. $348 million (assuming the full $23 million of funds in the Prospector SPAC trust are available at closing and the full conversion of the convertible PIPE notes (without taking into account the potential for earn-out shares to LeddarTech’s existing shareholders or earn-out shares to the Prospector SPAC’s sponsor)) and is expected to provide LeddarTech with up to US $66 million in gross cash proceeds.

c.	LeddarTech shareholders will receive approximately $200 million worth of common shares of the combined company, with the potential to receive an additional 5 million shares depending on LeddarTech reaching certain earn out targets.

14.	Can you outline why Prospector combining with LeddarTech makes sense now and over the long term?

a.	Becoming a publicly traded company is the logical next step to supporting our development. With up to $23 million from the Prospector SPAC trust if no shares are redeemed and $43 million in anticipated gross proceeds from our structured PIPE, this new source of capital will provide greater financial flexibility and the necessary scale and resources to effectively execute against our business strategy. Prospector’s experience and expertise in helping businesses that are built on unique and differentiated technologies grow and prosper in the public markets will be invaluable to LeddarTech ahead, beyond the capital, they bring the know-how that we’ll need as we continue to engage with customers and partners, and develop our technology.

15.	When is the deal expected to close / when will LeddarTech become public?

a.	The proposed transaction is expected to close by the calendar fourth quarter of 2023, subject to customary closing conditions.

16.	Why enter such a volatile financial market?

a.	There is no question the financial market is facing pressure from many directions, but we have to look further ahead if we want to scale LeddarTech in order to take advantage of our early customer traction and market momentum.

b.	LeddarTech has a window of opportunity now to double-down on its existing customer prospects pipeline and position the company for significant growth. We believe we have significant market momentum with various OEMs and Tier-1 & 2 customers across the globe thanks to our great technology-product-market-fit.

c.	Partnering with Prospector and going public now will enable LeddarTech to accelerate our innovation for our customers and capitalize on our momentum.

d.	Market conditions were considered, but we feel this is the right time for us to take this next step and enter the public markets to capitalize on the massive market opportunity in front of us and our early mover advantage.

17.	Many SPACs are trading below their IPO price. Are you worried about stock performance?

a.	We understand that we will be going public at an uncertain and volatile time for the market overall, but this is the right time for LeddarTech. Our focus is medium to long term and being a public company via a SPAC provides us a very robust platform to deliver on our growth strategy.

b.	Partnering with Prospector and going public now will enable LeddarTech to accelerate our innovation and capitalize on our early customer traction and market momentum.

c.	LeddarTech has a window of opportunity now to double-down on its existing customer prospect pipeline and position the company for significant growth. We believe we have significant market momentum with various OEMs and Tier-1 & 2 customers across the globe thanks to our great technology-product-market-fit.

d.	LeddarTech has a window of opportunity now to double-down on its existing customer pipeline, which will position the company for significant growth for many years to come. We have significant market momentum with various OEMs and Tier-1 & 2 customers across the globe thanks to our great technology-product-market-fit.

e.	This merger is about our focus on executing our long-term strategy and providing value for all stakeholders with our proven business model.

f.	We believe we offer a great investment opportunity as a rare pure-play automotive software platform that solves a fundamental problem in a large and fast growing automotive software market.

18.	Why are you not sharing revenue projections?

a.	We are addressing a large and growing market ($42B by 2030 market), but we are still largely a pre-revenue company. While we are confident in the future adoption of our technology and products it is hard to predict the precise timing of when and at what level revenues will come from that adoption.

19.	Why is Charles Boulanger stepping down as CEO?

a.	We wouldn’t say that Charles is stepping down. He’s retiring as CEO and transitioning to a new role, as a special advisor and member of the board of LeddarTech. Charles has contributed an incredible amount to LeddarTech over the past 10 years, and his insight will continue to be very valuable to LeddarTech moving forward. This transition has been in the works for some time, as Frantz joined 6 years ago for this very objective and Charles, he and the board decided this is a logical time to do it.

b.	Frantz represents the perfect leader for LeddarTech’s go-forward strategy. He has played a central role in accelerating LeddarTech’s development into a software pure-play and his ongoing involvement ensures continuity and builds on the confidence we have in the business model and company potential for significant growth and value creation ahead. We’re excited to have Frantz tap his relevant expertise and experience to lead the company into this next phase.

20.	I see that FS Investors is an existing investor for LeddarTech, which is also connected to Prospector Capital Corp. Isn’t this SPAC transaction simply a way for those investors to buy themselves out?

a.	On the contrary. Derek Aberle, CEO of Prospector, FS Investors, and Prospector’s sponsor (affiliated with FS Investors) are investing $17,233,312 in the financing. The public markets have always been the destination for LeddarTech. Throughout this journey, we’ve evaluated several different methods of our approach to the public markets and we believe a SPAC was the most effective means to accomplish that strategy. We also evaluated several SPACs throughout this process, and ultimately decided that working with a team that we know and trust would help us move the process along.

21.	I heard that LeddarTech is planning to lay off a portion of its staff. Is that true? If so, how many people have you let go?

a.	We have parted ways with several members of the LeddarTech team that focused on legacy projects and aspects of the business that are no longer on the forward-looking roadmap. It was a difficult decision, but we’re trying to set the company up for success ahead and the nature of the work that these individuals were doing for LeddarTech was no longer needed.

22.	Why didn’t LeddarTech list on a CDN and US exchange?

a.	Throughout this process, we’ve evaluated several different exchanges to determine the best home for LeddarTech once the company goes public. Based on that evaluation, we determined that Nasdaq was the best fit and we’re looking forward to working with them as we achive this exciting milestone as a company. We are not ruling out a Canadian listing in the future if appropriate.

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Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector, LeddarTech and the combined entity will prepare and will file with the SEC, the registration statement on Form F-4 (the “Registration Statement”). Prospector, LeddarTech and the combined entity will prepare and file the Registration Statement with the SEC and Prospector will mail the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This document is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or the combined entity may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY PROSPECTOR OR THE COMBINED ENTITY WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or the combined entity through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or the combined entity, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in Solicitation

LeddarTech, Prospector and the combined entity, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Employee FAQ

1.	What was announced today?

●	LeddarTech is merging with Prospector Capital Corp., commencing a process that will result in LeddarTech becoming a public company, listed on the Nasdaq.

●	With the proceeds received from the transaction and subsequent public listing, LeddarTech will be able to further strengthen its business and position as an innovative automotive software-only company that provides innovative low-level sensor fusion and perception software technology for ADAS an AD applications while supporting more customers globally.

2.	Why did LeddarTech decide to go this route?

●	There is no question the financial market is facing pressure from many directions, but we have to look further ahead if we want to scale LeddarTech in order to take advantage of our early customer traction and market momentum.

●	The automotive industry is also at a rare and critical inflection point – with increased focus on Active Safety Mandates and a strong need for a new approach such as low level fusion that enables safer vehicles while keeping costs in check for OEMs.

●	Partnering with Prospector and going public now will enable LeddarTech to invest in our exceptional team, and take the company to the next level by securing customer wins and driving growth in our business.

●	Market conditions were of course considered, but we feel this is the right time for us to take this next step and enter the public markets to capitalize on the massive market opportunity in front of us.

3.	Why enter such a volatile financial market?

●	There is no question the financial market is facing pressure from many directions, but we have to look further ahead if we want to scale LeddarTech in order to take advantage of our early customer traction and market momentum.

●	LeddarTech has a window of opportunity now to double-down on its existing customer prospects pipeline, and position the company for significant growth. We believe we have significant market momentum with various OEMs and Tier-1 & 2 customers across the globe thanks to our great technology-product-market-fit.

●	Partnering with Prospector and going public now will enable LeddarTech to accelerate our innovation for our customers and capitalize on our momentum.

●	Market conditions were considered, but we feel this is the right time for us to take this next step and enter the public markets to capitalize on the market opportunity in front of us and our early mover advantage.

4.	Who is Prospector Capital Corp.?

●	Prospector is a special purpose acquisition company (SPAC) whose sole purpose is to identify and bring public a company like LeddarTech.

●	Prospector is led by Co-Founder and Chief Executive Officer Derek Aberle, who currently is a member of the LeddarTech board of directors,and brings decades of experience growing global technology companies in the public markets. The Prospector team will bring valuable strategic counsel to LeddarTech. Upon the closing of the merger, Derek is expected to become Chairman of the combined company board of directors.

5.	How long have you been considering this?

●	Discussions regarding this transaction have been ongoing, and details will be in the proxy statement relating to the transaction, which will be filed soon.

6.	Why did you choose to work with Prospector?

●	Prospector shares our vision to improve safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall efficiency of road transport.

●	Prospector’s management team has extensive entrepreneurial, operational, and capital markets expertise that will benefit LeddarTech beyond this transaction.

●	We felt Prospector was a great cultural fit for us and the right strategic partner to enable us access to the public markets to fuel the future of our business. The Prospector team also came from Qualcomm, which aligns closely with the opportunity ahead for LeddarTech. Their experience will be invaluable as LeddarTech makes its way to the public markets.

7.	What were the terms of the acquisition?

●	The terms of the transaction are detailed in our press release and presentation. It is important to note that while the deal has been signed, it has not yet closed, and is subject to a number of conditions that must be satisfied before it closes.

●	There will also be additional disclosure in the proxy statement/prospectus that we and Prospector will file with the SEC, most likely in a few weeks.

8.	Did you consider an IPO?

●	We have evaluated many opportunities to support our growth and bring value to our investors. This approach to entering the public markets made the most sense strategically for LeddarTech as we enter our next phase of strategic growth.

9.	Can you outline why Prospector acquiring LeddarTech makes sense now and over the long term?

●	Becoming a publicly traded company is the logical next step to supporting our development. The new capital received will provide greater financial flexibility and the necessary scale and resources to effectively execute against our business strategy. Prospector’s experience and expertise in helping businesses that are built on unique and differentiated technologies grow and prosper in the public markets will be invaluable to LeddarTech ahead. Beyond the capital, they bring the know-how that we’ll need as we continue to engage with customers and partners, and develop our technology.

10.	Following a business combination with SPAC, the stock price of many of these companies have traded down. Are you worried about stock performance?

●	We understand that we will be going public at an uncertain and volatile time for the market overall, but this is the right time for LeddarTech. Our focus is medium to long term and being a public company via a SPAC provides us a very robust platform to deliver on our growth strategy.

●	Partnering with Prospector and going public now will enable LeddarTech to accelerate our innovation and capitalize on our early customer traction and market momentum.

●	LeddarTech has a window of opportunity now to double-down on its existing customer prospects pipeline and position the company for significant growth. We believe we have significant market momentum with various OEMs and Tier-1 & 2 customers across the globe thanks to our great technology-product-market-fit.

●	This merger is about our focus on executing our long-term strategy and providing value for all stakeholders with our proven business model.

●	We believe we offer a great investment opportunity as a rare pure-play automotive software platform that solves a fundamental problem in a large and fast growing automotive software market.

11.	When is the deal expected to close / when will LeddarTech become public?

●	The proposed transaction is expected to close no later than the calendar fourth quarter of 2023.

12.	What does this transaction mean for employees?

●	We will continue to operate as LeddarTech, and are pushing ahead with our mission and strategy.

●	We will have more resources to make long-term investments and to explore additional acquisitions.

●	This is a significant milestone in our company journey, and a testament to your continued hard work, dedication, partnership, and support.

●	As a small group of leaders continue to work through the details of closing this transaction, we are counting on you to continue doing your very best work for our customers and partners.

13.	Why is Charles Boulanger stepping down as CEO?

●	We wouldn’t say that Charles is stepping down. He’s retiring as CEO and transitioning to a new role, as a special advisor and member of the board of LeddarTech. Charles has contributed an incredible amount to LeddarTech over the past 10 years, and his insight will continue to be very valuable to LeddarTech moving forward. This transition has been in the works for some time, as Frantz joined 6 years ago for this very objective and Charles, he and the board decided this is a logical time to do it.

●	Frantz represents the perfect leader for LeddarTech’s go-forward strategy. He has played a central role in accelerating LeddarTech’s development into a software pure-play and his ongoing involvement ensures continuity and builds on the confidence we have in the business model and company potential for significant growth and value creation ahead. We’re excited to have Frantz tap his relevant expertise and experience to lead the company into this next phase.

14.	Can I buy stock in the company?

●	Once LeddarTech is publicly traded, you will be able to purchase LeddarTech shares on the open market as long as you are not in possession of material non-public information. Please know, there will be certain “blackout” periods where stock cannot be bought or sold (typically when we are in the process of reporting our quarterly results) and other trading restrictions that will be outlined in our insider trading policy.

15.	Will there be an employee stock purchase plan?

●	We are currently exploring an employee stock purchase plan and will provide updates to the company as we get closer to approaching the closing of the merger.

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Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector, LeddarTech and the combined entity will prepare and will file with the SEC, the registration statement on Form F-4 (the “Registration Statement”). Prospector, LeddarTech and the combined entity will prepare and file the Registration Statement with the SEC and Prospector will mail the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This document is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or the combined entity may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY PROSPECTOR OR THE COMBINED ENTITY WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or the combined entity through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or the combined entity, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in Solicitation

Prospector, LeddarTech and the combined entity, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Employee E-Mail

EMAIL SUBJECT: LeddarTech Announces Transaction with Prospector Capital Corporation

Dear LeddarTech Team,

We are thrilled to share some exciting news with you. LeddarTech is embarking on a remarkable milestone as we are set to go public and list our stock on Nasdaq. This significant achievement comes in the form of a business combination with a publicly traded special purpose acquisition company (SPAC), Prospector Capital Corp. (NASDAQ: PRSR), which will result in LeddarTech becoming a publicly traded company on Nasdaq. Here is a link to the press release announcing the transaction.

This milestone brings forth many benefits for all of us at LeddarTech. Firstly, it provides us with significant financial resources to strengthen our business and reaffirm our commitment to industry leadership and innovation. These resources will enable us to accelerate our growth, continue to invest in cutting-edge technologies, expand our market presence, and continue delivering exceptional value to our customers. Secondly, it will provide in the future access to new and diverse sources of capital as the company grows and added visibility and credibility with all of our stakesholders.

As we enter this new chapter, there are some rules we must all follow. First, the U.S. Securities and Exchange Commission (SEC) has strict guidelines governing publicity. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, I ask that you refrain from making statements about our company or this event in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, etc.). Specifically, please do not discuss products in development, prospective customers, or any other information not already in the public domain. No information can be shared that is not already public through press releases, posted on the official LeddarTech social media channels, or available on our website. Adherence to our official policies, such as Internal Communications, External Communications and Social Media, is essential. [ Reference each policy]

If someone inquires about the transaction or company fundamentals, it is best to respond politely, stating that you are not involved in the specifics. However, if pressed for more information, you can offer to connect them with the appropriate team members who can provide further insights.

As part of our adherence to the regulations, please forward any press, financial, or industry analyst inquiries, as well as customer, supplier, or investor inquiries, to Daniel Aitken, VP of Global Marketing, Communications & Investor Relations (Daniel.Aitken@leddartech.com), who will handle these inquiries.

Lastly, after leading this company since 2013, I have decided that I will retire as CEO once we close the transaction, at which time, Frantz Saintellemy, President and COO, will succeed me as LeddarTech CEO. I will remain with the company as a special advisor and member of the LeddarTech Board of Directors.

We understand the importance of communication, especially during this highly regulated process. Rest assured, we will continue providing updates as they become available to inform you of our progress.

We are grateful for your ongoing commitment, teamwork, and enthusiasm. The future holds immense promise for LeddarTech, and we are confident that together, we will continue to drive innovation, lead the industry, and achieve remarkable success.

I encourage you to join the Townhall session scheduled for later today, where we will address any inquiries you may have.

Once again, thank you for your exceptional contributions to LeddarTech’s journey. We appreciate your dedication and look forward to the exciting times ahead.

Charles Boulanger,CEO

LeddarTech Inc.

* * * * *

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector, LeddarTech and the combined entity will prepare and will file with the SEC, the registration statement on Form F-4 (the “Registration Statement”). Prospector, LeddarTech and the combined entity will prepare and file the Registration Statement with the SEC and Prospector will mail the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This document is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or the combined entity may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY PROSPECTOR OR THE COMBINED ENTITY WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or the combined entity through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or the combined entity, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in Solicitation

Prospector, LeddarTech and the combined entity, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Supplier E-Mail

EMAIL SUBJECT: LeddarTech Announces Transaction with Prospector Capital Corporation

Dear XYZ,

I hope this message finds you well. I want to share some exciting news you may have read in our press release. Today, we are thrilled to announce a significant milestone as we move forward with our plans to go public and list our stock on Nasdaq. This exciting development is in the form of a business combination with Prospector Capital Corp. (NASDAQ: PRSR), a publicaly traded special purpose acquisition company (SPAC).

As we transition to a publicly traded company, LeddarTech will continue to operate under the same name, with no significant changes to our approach to doing business. Our valued relationship with you remains unchanged, and we are committed to maintaining the highest level of collaboration and support.

This milestone opens up new opportunities and benefits for our valued suppliers like you. As a public company, LeddarTech will have access to enhanced financial resources, enabling us to invest further in our development, technology innovation, customer deliverables and mutually beneficial partnerships. This means we can continue strengthening our offerings and creating even greater value for our customers and our suppliers.

We are incredibly energized to embark on this next chapter in our company’s journey, and we want to express our sincere appreciation for your invaluable contributions that have brought us to this point. We value our collaboration and look forward to continuing our partnership as we pursue new avenues of growth and success.

For more detailed information, we invite you to read the press release [include link to the PR] related to this announcement. Also, should you have any questions or require further clarification, please do not hesitate to contact us. We greatly appreciate your support and are excited to navigate this journey together.

Thank you for your ongoing commitment and partnership

Charles Boulanger, Chief Executive Officer

LeddarTech Inc

* * * * *

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector, LeddarTech and the combined entity will prepare and will file with the SEC, the registration statement on Form F-4 (the “Registration Statement”). Prospector, LeddarTech and the combined entity will prepare and file the Registration Statement with the SEC and Prospector will mail the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This document is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or the combined entity may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY PROSPECTOR OR THE COMBINED ENTITY WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or the combined entity through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or the combined entity, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in Solicitation

Prospector, LeddarTech and the combined entity, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Customer Email

EMAIL SUBJECT: LeddarTech Announces Transaction with Prospector Capital Corporation

Dear XYZ,

I am contacting you personally to share some exciting news you may have already read in our press release. Today, we are thrilled to announce a significant milestone for LeddarTech as we embark on our journey to become a publicly traded company. We have entered into an agreement with Prospector Capital Corp. (NASDAQ: PRSR), a special purpose acquisition company (SPAC), to facilitate our eventual public trading on Nasdaq.

Rest assured, as we progress with this process, LeddarTech will continue to operate under the same name, with no meaningful changes to how we do business. Our commitment to delivering exceptional products and services remains unwavering.

This transaction brings a range of benefits for you as our valued customer. First, LeddarTech will have access to increased financial resources, allowing us to invest even more in research and development, innovation, and customer support with cutting-edge technology that meets your evolving needs.

Furthermore, this transaction will provide us with greater visibility and industry recognition. In addition, it strengthens our position as a trusted leader in the automotive software sector, giving you added confidence in our capabilities and expertise.

We are truly excited to embark on this new chapter in our company’s journey, and we are grateful for your continued support and partnership. For more detailed information, we invite you to read the press release [add link to the PR] regarding this announcement. In addition, if you have any questions or concerns, please don’t hesitate to contact us. We value your input and are always here to assist you.

Once again, we extend our sincere gratitude for your role in helping us reach this significant milestone. We look forward to our continued collaboration and the exciting possibilities that lie ahead. Also, please don’t hesitate to reach out with any questions.

Charles Boulanger, Chief Executive Officer

LeddarTech Inc

* * * * *

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector, LeddarTech and the combined entity will prepare and will file with the SEC, the registration statement on Form F-4 (the “Registration Statement”). Prospector, LeddarTech and the combined entity will prepare and file the Registration Statement with the SEC and Prospector will mail the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This document is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or the combined entity may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY PROSPECTOR OR THE COMBINED ENTITY WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or the combined entity through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or the combined entity, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in Solicitation

Prospector, LeddarTech and the combined entity, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Social Media Sample Posts

Twitter Option 1

We are excited to announce that LeddarTech plans to become publicly traded on the @Nasdaq once it completes its business combination transaction with Prospector Capital Corp. later this year! Check out our press release on the business combination with Prospector Capital Corp. to learn more: (link)

Twitter Option 2

Today we announced our intentions to combine with Prospector Capital Corp. and become publicly traded on the @Nasdaq. LeddarTech is only able to achieve this important milestone because of our incredible team. Read more here: (link)

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LinkedIn Option 1

We are excited to announce that LeddarTech plans to become publicly traded on @Nasdaq once it completes its business combination transaction with Prospector Capital Corp. later this year! Check out today’s press release on the business combination with Prospector Capital Corp. to learn more: (link)

LinkedIn Option 2

LeddarTech has today announced our intentions to combine with Prospector Capital Corp. and become publicly traded on the @Nasdaq. We are only able to be in the position to achieve this very important milestone because of our incredible global team and leadership. To learn more about today’s announcement, check out our press release here: (link)

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Executive Repost Draft

On a repost of the LeddarTech corporate account post: I am thrilled to share that LeddarTech plans to become publicly traded on the @Nasdaq through a combination with Prospector Capital Corp.

Employee Repost Draft

On a repost of the LeddarTech corporate account post: It’s a historic day for LeddarTech. I’m incredibly proud to be a part of this team and excited for what’s ahead!